SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Legend International Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

52467C 10 0
(Cusip Number)

Joseph Isaac Gutnick
Renika Pty. Ltd.
Level 8, 580 St. Kilda Road
Melbourne, Victoria 8008 Australia
Tel: 011-613 8532 2860

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 19, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 52467C 10 0

1	Name of Reporting Person S.S. of I.R.S. Identification No. of Above Person Renika Pty. Ltd. I.R.S. Employer Identification No.: Not Applicable
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [x]
3	SEC Use Only
4	Source of Funds (see Instructions): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Australia
Number of Shares Beneficially owned by:	7	Sole Voting Power: 0
	8	Shared Voting Power: 48,775,476
	9	Sole Dispositive Power: 0
	10	Shared Dispositive power: 48,775,476
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,775,476 Shares.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in row (11): 11.0%
14	Type of Reporting Person (See Instructions): CO

CUSIP NO. 52467C 10 0

1	Name of Reporting Person S.S. of I.R.S. Identification No. of Above Person Joseph I. Gutnick I.R.S. Employer Identification No.: Not Applicable
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [x]
3	SEC Use Only
4	Source of Funds (see Instructions): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Australia
Number of Shares Beneficially owned by:	7	Sole Voting Power: 7,250,000
	8	Shared Voting Power: 68,676,726
	9	Sole Dispositive Power: 7,250,000
	10	Shared Dispositive power: 68,676,726
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,926,726
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in row (11): 16.8%
14	Type of Reporting Person (See Instructions): IN

CUSIP NO. 52467C 10 0

1	Name of Reporting Person S.S. of I.R.S. Identification No. of Above Person Stera M. Gutnick I.R.S. Employer Identification No.: Not Applicable
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [x]
3	SEC Use Only
4	Source of Funds (see Instructions): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Australia
Number of Shares Beneficially owned by:	7	Sole Voting Power: 0
	8	Shared Voting Power: 68,676,726
	9	Sole Dispositive Power: 0
	10	Shared Dispositive power: 68,676,726
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 68,676,726
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in row (11): 15.5%
14	Type of Reporting Person (See Instructions): IN

CUSIP NO. 52467C 10 0

1	Name of Reporting Person S.S. of I.R.S. Identification No. of Above Person Chabad House of Caulfield Pty Ltd. I.R.S. Employer Identification No.: Not Applicable
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [x]
3	SEC Use Only
4	Source of Funds (see Instructions): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Australia
Number of Shares Beneficially owned by:	7	Sole Voting Power: 0
	8	Shared Voting Power: 19,901,250
	9	Sole Dispositive Power: 0
	10	Shared Dispositive power: 19,901,250
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,901,250 Shares.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in row (11): 4.5%
14	Type of Reporting Person (See Instructions): CO

CUSIP NO. 52467C 10 0

1	Name of Reporting Person S.S. of I.R.S. Identification No. of Above Person Perfectus Management Ltd. I.R.S. Employer Identification No.: Not Applicable
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [x]
3	SEC Use Only
4	Source of Funds (see Instructions): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Marshall Islands
Number of Shares Beneficially owned by:	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 Shares.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in row (11): 0%
14	Type of Reporting Person (See Instructions): CO

Explanatory Note

This Amendment No. 11 (this “Amendment No. 11”) amends and supplements the Schedule 13D filed by certain of the Reporting Persons (defined below) with the Securities and Exchange Commission (the “Commission”) on July 16, 2008, as previously amended (the “Schedule 13D”), relating to the common stock par value $.001 per share (the “Common Stock”) of Legend International Holdings, Inc., a Delaware corporation (the “Issuer”).  All capitalized terms used in this Amendment No. 11 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2, 3,4, 5, 6 and 7 are hereby amended and supplemented to add the following:

Item 2.              Identity and Background

 (a)-(d)    The undersigned (collectively, the “Reporting Persons”) hereby file this Schedule 13D statement on behalf of:

(i)           Renika Pty. Ltd. (“Renika”) is a private corporation engaged as the trustee of a private family investment trust.

(ii)          Joseph I. Gutnick (“JG”).  JG is an officer, director and stockholder of Renika, a director and stockholder of Perfectus (defined below) and an officer and director of Chabad House (defined below).  JG’s principal occupation is as the Chairman of the Board, President and Chief Executive Officer of the Issuer.  In addition, JG is currently Chairman of the Board, President and Chief Executive Officer of Golden River Resources Corporation, Northern Capital Resources Corporation, Great Central Resources Corporation, Consolidated Gems, Inc. and Aurum, Inc., US corporations; and Executive Chairman and Managing Director of Merlin Diamonds Limited, Top End Minerals Limited and Quantum Resources Limited and Non-Executive Chairman of Blackham Resources Limited, Australian Corporations.

(iii)         Stera M. Gutnick (“SG”, and together with “JG,” the “Officers and Directors”) is the wife of JG and a stockholder of Renika.

(iv)         Chabad House of Caulfield Pty Ltd. (“Chabad House”) is a private corporation that is the trustee of The Heichal Menachem Community Centre Fund, a charitable organization.

(v)          Perfectus Management Ltd. (“Perfectus”) is a private investment corporation.  JG holds 50% of the shares and is a director of Perfectus. An independent third party to the Issuer and JG holds the other 50% of the shares of Perfectus and the second director of Perfectus is independent of the Issuer and JG.

            (d)           None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the individuals referred to in Paragraph (a) above is an Australian citizen.  Renika and Chabad House are Australian corporations.  Perfectus is a Marshall Islands corporation.

Item 3.             Source and Amount of Funds or Other Consideration.

The disclosure set forth under Item 4 of this Amendment No. 11 is incorporated herein by reference.

Item 4.             Purpose of Transaction

On August 30, 2013, the Issuer filed a registration statement with the Securities and Exchange Commission for a proposed rights offering to holders of its common stock.  Upon effectiveness of the registration statement, the Issuer intends to distribute non-transferable subscription rights to purchase up to an aggregate of 444,047,971 shares of the.  Each stockholder of record on the record date will receive one subscription right for each share of common stock owned on the record date.  Each subscription right entitles the holder to purchase one share of common stock at a purchase price of $0.05 per share.  The Issuer expects the record date to be October 24, 2013 or later.  Upon commencement of the rights offering, stockholders will be able to exercise their rights to purchase shares in the rights offering until the expiration date, which has not yet been determined.  The Issuer plans to finalize the record date and the expiration date for the rights offering shortly before the registration statement is declared effective by the SEC.  The Issuer reserves the right to cancel or terminate the rights offering at any time prior to the expiration of the rights offering.

Perfectus and the Issuer have entered into a Standby Purchase Agreement under which Perfectus has agreed to purchase 200 million shares of common stock not otherwise purchased by the Issuer’s stockholders in the rights offering, at the subscription price of $0.05, totalling $10 million (“Standby Purchase Quantity). In addition, Perfectus has been granted an option to purchase the balance of any shares not subscribed for by stockholders under the rights issue and after the purchase of the Standby Purchase Quantity (“Option Quantity”). The consideration for the Option Quantity is $0.05 per share. The purchase of any shares by Perfectus upon its participation in the rights offering would be effected in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the ”Securities Act”), and, accordingly, would not be registered pursuant to the registration statement.  The Issuer has agreed, at its cost and expense, to register for resale under the Securities Act, all shares of common stock purchased by Perfectus in the rights offering

Under the standby purchase agreement, the Issuer has agreed to reimburse Perfectus for up to $50,000 of its expenses relating to the standby agreement for its legal and due diligence efforts related to the rights offering.  The Issuer is not paying to Perfectus any commitment or underwriting fee, or other discount in connection with the rights offering and Perfectus is not providing any service to the Issuer in connection with the rights offering.

The purchase of shares by Perfectus is for investment purposes.  The Reporting Persons may acquire additional shares of the Issuer from time to time and may dispose of any or all of the shares held by them at any time.

Except as set forth above in this Item 4, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (j), inclusive, of Item 4 of Schedule 13D.  Such entities and persons may, at any time, from time to time, review or reconsider their position with respect to the issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.             Interest in Securities of the Issuer

(a) and (b)        The number of shares of Common Stock of the Issuer held by each person named in response to Item 2 as of the date hereof are as follows:

Name	Aggregate Number Of Shares Owned		Percentage of Outstanding(1)

Renika (2)	48,775,476		11.0%

Officers and Directors(2)(3)	75,926,726	(4)	16.8%

Chabad House (3)	19,901,250		4.5%

Perfectus	-	(5)	-%

_________________________
(1)	Based on 444,047,971 shares of Common Stock outstanding on August 16, 2013.
(2)
Renika has the power to vote and to dispose of the shares of Common Stock owned by it.  The Officers and Directors may be deemed to share beneficial ownership of the shares of Common Stock owned by Renika.

(3)
Chabad House has the power to vote and to dispose of the shares of Common Stock owned by it.  The Officers and Directors may be deemed to share beneficial ownership of the shares of Common Stock owned by Chabad House.

(4)	Includes 7,250,000 shares of Common Stock issuable to JG upon exercise of stock options.
(5)	Perfectus has the power to vote and to dispose of the shares of Common Stock owned by it. JG may be deemed to share beneficial ownership of the shares of Common Stock owned by Perfectus.

(c)         None of the persons listed in response to Item 2 above acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days that have not previously been reported on Schedule 13D.

(d)(i)     The shares of Common Stock are held by Renika as trustee of a family trust (the “Trust”) for the benefit of certain members of the family of the Officers and Directors.  Renika has full power to vote and dispose of the shares of Common Stock owned by it.  The proceeds of any such sale may be used, in the discretion of Renika, for the benefit of the beneficiaries of the Trust.

(ii)    The shares of Common Stock are held by Chabad House as trustee of The Heichal Menachem Community Centre Fund, a charitable organization.  Chabad House has full power to vote and dispose of the shares of Common Stock owned by it.

Except as described above, no person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares.

(e)          Not applicable.

Item 6.              Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.              Material to be Filed as Exhibits

Exhibit 1 - Agreement Pursuant to Rule 13d – 1(k)
Exhibit 2 – Standby Purchase Agreement, dated as of August 19, 2013
         (Incorporated by reference to Exhibit 10.25 to the Issuer’s Registration Statement on Form S-1 filed on August 30, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

RENIKA PTY. LTD.

By /s/ Joseph I. Gutnick
Director
Dated: September 12, 2013

/s/ Joseph I. Gutnick
Joseph I. Gutnick

/s/ Stera M. Gutnick
Stera M. Gutnick

CHABAD HOUSE OF CAULFIELD PTY. LTD.

By /s/ Joseph I. Gutnick
Director

PERFECTUS MANAGEMENT LIMITED

By /s/ Joseph I. Gutnick
Director

Exhibit 1

JOINT FILING AGREEMENT

In accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to jointly prepare and file a Schedule 13D (including any future amendments thereto) reporting each of the undersigned’s ownership of securities of Legend International Holdings, Inc. and further agree to the filing of this Agreement as an Exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to file on its behalf any and all amendment to such Schedule 13D.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

RENIKA PTY. LTD.

By /s/ Joseph I. Gutnick
Director
Dated: September 12, 2013

/s/ Joseph I. Gutnick
Joseph I. Gutnick

/s/ Stera M. Gutnick
Stera M. Gutnick

CHABAD HOUSE OF CAULFIELD PTY. LTD.

By /s/ Joseph I. Gutnick
Director

PERFECTUS MANAGEMENT LIMITED

By /s/ Joseph I. Gutnick
Director